Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in United States dollars)

September 30, 2016

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Suite 1201, 1166 Alberni Street, Vancouver, BC Canada V6E 3Z3
Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330
TSX: ETG | NYSE AMEX: EGI | FRANKFURT: EKA

www.entreegold.com

Entrée Gold Inc.
Consolidated Statements of Comprehensive Loss
For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

(amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
		Three months ended		Nine months ended
	Note	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Expenses
Exploration	12	$397	$1,066	$1,342	$4,293
General and administration		540	778	1,598	2,541
Consultancy and advisory fees		-	-	-	125
Stock-based compensation		4	9	60	9
Foreign exchange (gain) loss		(41)	(1,135)	397	(2,515)
Loss from operations		900	718	3,397	4,453
Interest income		(24)	(15)	(79)	(87)
Interest expense	7	70	81	208	211
Loss from equity investment	6	63	24	169	78
Loss before income taxes		1,009	808	3,695	4,655
Income tax recovery		-	(662)	-	(897)
Net loss		1,009	146	3,695	3,758
Foreign currency translation adjustment		172	1,889	(1,176)	4,171
Comprehensive loss		$1,181	$2,035	$2,519	$7,929
Net loss per common share
Basic and fully diluted		$(0.01)	$(0.00)	$(0.02)	$(0.03)

Weighted average shares outstanding (000's)
Basic and fully diluted		152,810	147,010	151,526	146,997

Total shares issued and outstanding (000's)	9	153,045	147,024	153,045	147,024

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Consolidated Balance Sheets
As at September 30, 2016 and December 31, 2015 (Unaudited)

(expressed in thousands of U.S. dollars)
	Note	2016	2015
Assets
Current assets
Cash and cash equivalents		$13,600	$22,786
Receivables		29	98
Prepaid expenses		323	311
		13,952	23,195
Equipment	4	84	109
Mineral property interests	5	39,793	37,714
Reclamation deposits		479	479
Other assets	6	207	165
Total assets		$54,515	$61,662
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$248	$1,350
		248	1,350
Loan payable to Oyu Tolgoi LLC	7	7,241	6,824
Deferred revenue	8	23,531	28,925
Deferred income tax		3,567	3,567
Total liabilities		34,587	40,666
Stockholders' equity
Common stock, no par value, unlimited number authorized,	9	178,655	177,206
153,045,408 (December 31, 2015 - 147,330,917) issued and outstanding
Additional paid-in capital		20,519	20,517
Accumulated other comprehensive loss		(6,602)	(7,778)
Accumulated deficit		(172,644)	(168,949)
Total stockholders' equity		19,928	20,996
Total liabilities and stockholders' equity		$54,515	$61,662

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Consolidated Statement of Stockholders' Equity
For the nine months ended September 30, 2016 and 2015 (Unaudited)

(expressed in thousands of U.S. dollars)
		Attributable to equity holders of the Company
	Note	Shares (000's)	Share Capital	Additional paid in capital	Other comprehensive (loss) income	Deficit	Total
Balance at December 31, 2015		147,331	$177,206	$20,517	$(7,778)	$(168,949)	$20,996
Net loss for the period						(3,695)	(3,695)
Foreign currency translation					1,176		1,176
Stock-based compensation				60			60
Issue of share capital - stock options		585	112	(58)			54
Issue of share capital - Sandstorm		5,129	1,337				1,337
Balance at September 30, 2016		153,045	$178,655	$20,519	$(6,602)	$(172,644)	$19,928

Balance at December 31, 2014		146,984	$177,139	$20,347	$(2,850)	$(161,118)	$33,517
Net loss for the period		-	-	-	-	(3,758)	(3,758)
Foreign currency translation		-	-	-	(4,171)	-	(4,171)
Stock-based compensation		-	-	9	-	-	9
Issue of share capital - stock options		40	10	(3)	-	-	7
Balance at September 30, 2015		147,024	$177,149	$20,353	$(7,021)	$(164,876)	$25,604

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2016 and 2015 (Unaudited)

(expressed in thousands of U.S. dollars)
		Nine months ended
	Note	September 30, 2016	September 30, 2015
Cash flows from operating activities
Net loss		$(3,695)	$(3,758)
Items not affecting cash
Depreciation		24	33
Stock-based compensation		60	9
Loss from equity investee		169	78
Interest expense		208	211
Deferred income taxes		-	(897)
Gain on release of reclamation deposits		(24)	-
Unrealized foreign exchange losses (gains)		376	(2,577)
Other		3	-
		(2,879)	(6,901)
Changes in non-cash operating working capital
Decrease in receivables and prepaids		79	354
Decrease (increase) in other assets		8	(1)
Decrease in accounts payable and accruals		(1,168)	(639)
Deposit on metal credit delivering obligation	8	(5,500)	-
		(9,460)	(7,187)
Cash flows from financing activities
Proceeds from issuance of capital stock		53	7
		53	7
Cash flows from investing activities
Mineral property interests		-	(500)
Reclamation deposits		24	(4)
Purchase of equipment		(6)	(11)
Proceeds from sale of equipment		16	-
		34	(515)
Decrease in cash and cash equivalents		(9,373)	(7,695)
Cash and cash equivalents - beginning of period		22,786	33,517
Effect of exchange rate changes on cash		187	(337)
Cash and cash equivalents - end of period		$13,600	$25,485

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
1	Nature and continuance of operations

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the "Company"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2	Basis of presentation

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2015. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

3	Significant accounting policies

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2015.

4	Equipment

			September 30, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Office equipment	$60	$50	$10	$57	$46	$11
Computer equipment	298	256	42	277	232	45
Field equipment	127	99	28	182	134	48
Buildings	42	38	4	40	35	5
	$527	$443	$84	$556	$447	$109

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
5	Mineral property interests

	September 30, 2016	December 31, 2015
Ann Mason Project (a)	$38,885	$36,853
Other (b)	908	861
	$39,793	$37,714

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests remains in good standing.

The Company's two principal assets are the Ann Mason project (the "Ann Mason Project") in Nevada and its interest in the Entrée/Oyu Tolgoi LLC joint venture property in Mongolia (Note 6).

a)   Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets, and the Minnesota and Shamrock copper skarn targets.

Certain of the unpatented lode claims peripheral to the Ann Mason and Blue Hill deposits are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with a Nevada limited liability company. Under the MLOPA, the Company has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims to the southwest of the Ann Mason and Blue Hill deposits. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($150,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs.

In addition, certain of the patented lode claims peripheral to the Ann Mason and Blue Hill deposits are subject to a 2% NSR royalty.

b)   Other Properties

The Company also has interests in other properties in Mongolia (Shivee West), Australia (Blue Rose), the United States (Lordsburg) and Peru (Lukkacha and Cañariaco NSR royalty).

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
6	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% joint venture interest in two of the Oyu Tolgoi deposits in the South Gobi region of Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn In Agreement") with Turquoise Hill Resource Ltd. ("Turquoise Hill"). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC"). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée/Oyu Tolgoi JV") on terms annexed to the Earn-In Agreement (the "JVA").

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC (Note 5). In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property.  The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée's 20% share charging interest at prime plus 2% (Note 7).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Oyu Tolgoi Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of September 30, 2016, the Entrée/Oyu Tolgoi JV had expended approximately $28.9 million to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 7).

Joint Venture Investment – Entrée/Oyu Tolgoi JV

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. The Company's share of the loss of the joint venture was $169,191 for the nine months ended September 30, 2016 (September 30, 2015 - $78,386) plus accrued interest expense of $207,554 for the nine months ended September 30, 2016 (September 30, 2015 - $210,558).

The Entrée/Oyu Tolgoi JV investment carrying value at September 30, 2016 was $195,530 (December 31, 2015 - $148,717) and was recorded in Other Assets.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
7	Loans payable to Oyu Tolgoi

Under the terms of the Entrée/Oyu Tolgoi JV (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

8	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the "2013 Agreement") with Sandstorm whereby Sandstorm provided an upfront deposit (the "Deposit") of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company's election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée's economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40,032,000. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30,865,190. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

9	Share capital

The Company's authorized share capital consists of unlimited common shares without par value. At September 30, 2016, the Company had 153,045,408 (December 31, 2015 - 147,330,917) shares issued and outstanding.

10	Stock-based compensation

The Company provides stock-based compensation to its directors, officers, employees, and consultants through grants of stock options.

a) Stock options

		September 30, 2016
	Number of shares (000's)	Weighted average exercise price CAD
Outstanding - January 1, 2016	13,208	0.60
Granted	100	0.39
Exercised	(586)	0.25
Cancelled	(664)	0.28
Forfeited/Expired	(2,310)	1.21
Outstanding - September 30, 2016	9,748	0.49

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
At September 30, 2016, the following stock options were outstanding:

Number of shares (000's)	Vested (000's)	Aggregate intrinsic value CAD (000's)	Price per share CAD	Expiry Date
158	158	2	0.30 – 1.25	Oct - Dec 2016
3,215	3,215	104	0.21 – 1.25	Jan – Sep 2017
3,530	3,530	63	0.30 – 0.56	Mar – Dec 2018
2,745	2,745	209	0.21 – 0.38	Dec 2019 – Dec 2020
100	50	-	0.39	Mar 2021
9,748	9,698	378

				September 30, 2016
Weighted average exercise price for exercisable options				0.28
Weighted average share price for options exercised				0.25
Weighted average years to expiry for exercisable options				3.36

For the three months ended September 30, 2016, the total stock-based compensation charges related to options granted and vested to employees and directors was $4,498 (2015 –$9,402).

For the nine months ended September 30, 2016, the total stock-based compensation charges related to options granted and vested to employees and directors was $60,224 (2015 –$9,402).

11	Segmented information

The Company operates in one business segment being the exploration of mineral property interests. The Company's assets are geographically segmented as follows:

	September 30, 2016	December 31, 2015
United States	$40,220	$38,323
Canada	13,455	22,501
Other	840	838
	$54,515	$61,662

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)
12	Exploration costs

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
United States	$347	$781	$923	$3,121
Mongolia	58	269	340	1,074
Other	(8)	16	79	98
	$397	$1,066	$1,342	$4,293

13	Financial instruments

a) Financial instruments
The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company's consolidated subsidiaries' functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

b) Fair value classification of financial instruments
Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2016, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $13,599,854.

14	Supplemental cash flow information

There were no significant non-cash transactions during the three and nine months ended September 30, 2016 and 2015.

Entrée Gold Inc.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

15	Commitments and contingencies

As at September 30, 2016, the Company had the following commitments:

	Total	Less than 1 year	1 - 2 years	Thereafter
Lease commitments	$146	$47	$99	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 8).

16	Related party transactions

The Company did not enter into any transactions with related parties during the three and nine months ended September 30, 2016 and 2015.

17	Subsequent events

Subsequent to September 30, 2016, 25,000 stock options with an exercise price of C$1.25, 50,000 stock options with an exercise price of C$0.56 and 35,000 stock options with an exercise price of C$0.30 expired.